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SEC FILE NUMBER
8-49514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fintrust Brokerage Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

124 Verde Blvd, Suite 504
(No. and Street)

Greenville	SC	29607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Allen Gillespie	864-288-2849	agillespie@fintrustadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPA's PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen Gillespie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fintrust Brokerage Services, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ELIZABETH PUSATERI NOTARY PUBLIC SOUTH CAROLINA

Signature: [signature]

Title: Principal

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as appli cable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no mater ial inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINTRUST BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2022

Fintrust Brokerage Services, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fintrust Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fintrust Brokerage Services, LLC as of December 31, 2022 the related statements of income, changes in member's equity, statement of changes in subordinated liabilities, cash flows for the year then ended, and the related notes and schedules I, II and III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fintrust Brokerage Services, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fintrust Brokerage Services, LLC 's management. Our responsibility is to express an opinion on Fintrust Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Fintrust Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Fintrust Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 20, 2023

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Fintrust Brokerage Services, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

Cash and Cash Equivalents	$	980,749
Deposit with Clearing Broker		75,000
NFS Account Balances		412,450
Accounts Receivable		34,463
TOTAL ASSETS	**$**	**1,502,662**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Member		719,773
Accounts Payable		64,351
Other Payable		9,864
TOTAL LIABILITIES	**$**	**793,988**

MEMBER'S EQUITY

Member's Equity	$	786,137
Net Loss		(77,463)
TOTAL MEMBER'S EQUITY	**$**	**708,674**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,502,662**

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2022

REVENUES	
Commission and Fee Revenue	$ 1,377,609
TOTAL REVENUES	**$ 1,377,609**
EXPENSES	
Compensation & Benefits	$ 855,437
Professional Fees	110,967
Office Supplies & Postage	8,267
Technology, Data, & Communications	83,173
Advertising & Marketing	8,308
Travel & Entertainment	16,463
Occupancy & Equipment	63,907
Clearing	108,394
Other Expenses	200,156
TOTAL EXPENSES	**$ 1,455,072**
NET LOSS	**(77,463)**

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

MEMBER'S EQUITY AT JANUARY 1, 2022	$	786,137
Contributions		-
Distributions		-
Net Loss		(77,463)
BALANCE AT DECEMBER 31, 2022	$	708,674

The accompanying notes are an integral part of these financial statements.

Fintrust Brokerage Services, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(77,463)
Adjustments to reconcile net income to net cash provided by operating activities		
Due to Affiliate		1,034,808
Prepaid Expenses		14,527
NFS Balances		(377,733)
Clearing Receivable		(24,463)
Accounts Payable, Accrued Expenses, & Other Liabilities		(627)
Net Cash Provided by Operating Activities	**$**	**569,049**
NET INCREASE IN CASH AND CASH EQUIVALENTS		**569,049**
BALANCE AT JANUARY 1, 2022		**411,700**
BALANCE AT DECEMBER 31, 2022	**$**	**980,749**

Fintrust Brokerage Services, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

1. Organization and Nature of Business

FinTrust Brokerage Services, LLC, a North Carolina limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company received its approval for membership on January 2, 1997.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Significant Accounting and Reporting Policies

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principles (GAAP) as required by the SEC and FINRA. The Company is evaluating new accounting standards and will implement as required.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety (90) days that are not held for sale in the ordinary course of business.

Revenue from Contracts with Customers

Significant Judgements

The Company follows ASC606 Revenue for Contracts with Customers, revenue is recognized upon satisfaction of performance detailed by the contract with its customers.

Revenue from contracts with customers includes commission income and fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether the revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Mutual funds or pooled investment vehicles (collectively "funds") have entered into agreements with the Company to distribute and/or sell its shares to investors. Fees are paid up front and over time (i.e.: 12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]). The fund may also pay, upon investor exit from the fund (that is, contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

2. Significant Accounting and Reporting Policies - Continued

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities has been transferred to or from the customer.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Member. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2022. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2022. The Company is not currently under audit by any tax jurisdiction.

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liablity or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measures fair value.

Fintrust Brokerage Services, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

2. Significant Accounting and Reporting Policies - Continued

Fair Value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included in Level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3: Unobservable inputs for asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had three CD's in its net capital account at NFS as of December 31, 2022. The current market value of those CD's at year end was $294,467. A 2% haircut was applied to the CD's. The CD's are in the line item "NFS Account Balances".

3. Guarantees

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specific potential losses in connetion with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specific third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely to have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2022, the Company experienced no material net losses as the result of the indemnity.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2022, the Company had net capital of $676,787, which was $624,512 in excess of its required minimum of $52,275. The Company's percentage of aggregate indebtedness to net capital was 115.86% at December 31, 2022.

Fintrust Brokerage Services, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

5. Commitments and Contingencies

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Contingencies* (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2022.

6. Related Party Transactions

he Company has an expense sharing agreement with an affiliate effective January 1, 2022. Under the agreement, the Company pays the affiliate a monthly fee for the use of personnel, office premises, including furniture and equipment, facilitating the payment of commissions to the Company's registered representatives, and other administrative services and operating expenses. The sharing rates are based on relative revenue as adjusted for certain types of revenue that require less administrative and personnel expense. In 2022, shared expenses under this agreement totaled $577,361 and are included within various operating expense line items on the accompanying Statement of Operations. During 2022, the Company's Member processed the commissions and other direct expenses of the Company as common paymaster, with the related liability passed through to the affiliate for collection from the Company. The commissions paid totaled $466,758 and are included with compensation and benefits, and the other direct expenses totaled $34,390 and are included within various operating expense line items, on the accompanying Statement of Operations.

In addition, under a clearing charge agreement effective January 1, 2022, the Company charges this affiliate for costs of trading and related office expenses which totaled $91,701 and is included in the revenue on the accompanying financial statements.

As of December 31, 2022, the Company has recorded a liability due to this affiliate related to these transactions for $671,773.

The Company is party to a services agreement effective in 2022 with an affiliate to pay $4,000 monthly for accounting, human resources, and other administrative services provided by the affiliate, which automatically renews annually unless terminated by either party. As of December 31, 2022, the Company has recorded a liability due to this affiliate related to these transactions for $48,000.

7. Accounts Receivable

The Company has evaluated its accounts receivable and determined that no valuation allowance is needed as all accounts receivable are deemed collectible. The Company's accounts receivable is due upon providing services. The balance at December 31,2021 was $10,000

8. Advertising Costs

Advertising costs are expensed as incurred. For the year ended December 31, 2022, the Company incurred advertising costs of $8,308.

9. Subsequent Events

The Company evaluated subsequent events through March 20, 2023, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Fintrust Brokerage Services, LLC

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions

For the Year Ended December 31, 2022

COMPUTATION OF NET CAPITAL		
TOTAL MEMBER'S EQUITY	$	708,674
LESS:		
Non-Allowable Assets		
Accounts Receivable		(24,286)
Total Non-Allowable Assets		(24,286)
Other Operational Deductions or Charges		(1,464)
TENTATIVE NET CAPITAL	$	**682,924**
HAIRCUTS ON SECURITIES		**6,137**
NET CAPITAL	$	**676,787**
Minimum dollar net capital requirement of reporting broker dealer		52,275
EXCESS NET CAPITAL	$	**624,512**
TOTAL AGGREGATE INDEBTEDNESS		**784,124**
MINIMUM NET CAPITAL BASED ON AI		**52,275**
PERCENTAGE OF NET CAPITAL TO AI		**115.86%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

See accompanying report of independent registered public accounting firm.

Fintrust Brokerage Services, LLC

SCHEDULE II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
For the Year Ended December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Fintrust Brokerage Services, LLC

SCHEDULE III
Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3
For the Year Ended December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FinTrust Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying FinTrust Brokerage Services, LLC's Annual Exemption Report, in which (1) FinTrust Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FinTrust Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) FinTrust Brokerage Services, LLC stated that FinTrust Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FinTrust Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinTrust Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 20, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

FINTRUST®
BROKERAGE SERVICES

EXEMPTION REPORT

FinTrust Brokerage Services, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2022, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.



Allen R. Gillespie
Chief Compliance Officer
January 19, 2023

124 Verdae Boulevard, Suite 504 | Greenville, SC 29607
Phone: 864.288.2849 | www.fintrustadvisors.com

Investment advisory services offered through FinTrust Capital Advisors, LLC.
Securities offered through FinTrust Brokerage Services, LLC. Member FINRA & SIPC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
FinTrust Brokerage Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December31, 2022. Management of Fintrust Brokerage Services, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of FinTrust Brokerage Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 20, 2023

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/22

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-49514 FINRA 41608 December

FinTrust Brokerage Services, LLC
124 Verde Blvd, Suite 504
Greenville, SC 29607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Angela Hajek 678-679-8640

2. A.	General Assessment (item 2e from page 2)	$910
B.	Less payment made with SIPC-6 filed (**exclude interest**) 8/2/22 Date Paid	(363)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	547
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$547

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $547

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FinTrust Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

Allen R. Gillespie — Digitally signed by Allen R. Gillespie Date: 2023.02.[illegible] 14:01:27 -05'00'
(Authorized Signature)

(Title)

Dated the 23 day of January, 2023.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/010/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,377,610

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 643,711

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 124,242

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 2,887

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 770,840

2d. SIPC Net Operating Revenues $606,770

2e. General Assessment @ .0015 $910

(to page 1, line 2.A.)

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